LIQUIDATION ANALYSIS

A. Purposes and Limitations of the Liquidation Analysis

Notwithstanding acceptance of the Plan by an Impaired Class, if the Bankruptcy Court is to confirm the Plan, the Bankruptcy Court must find, pursuant to Bankruptcy Code section 1129(a)(7), that the Plan is in the "best interests" of each holder of an Allowed Claim or Equity Interest in any such Impaired Class who has not voted to accept the Plan. Accordingly, if an Impaired Class does not unanimously accept the Plan, this so-called "best interests" test requires that the Bankruptcy Court find that the Plan provides to each member of such Impaired Class, on account of each holder's Allowed Claim or Allowed Equity Interest within that Class, a recovery that has a value, as of the Effective Date, at least equal to the value of the distribution that each such holder would receive if the Debtor were to be liquidated under chapter 7 of the Bankruptcy Code on such date. Bankruptcy Code section 1129(a)(7) does not require the recovery under the Plan to be in Cash, but merely requires that the value of the property distributed under the Plan to each such holder exceed the value of the property that would be distributed to such holder upon the Debtor's liquidation under chapter 7 of the Bankruptcy Code.

To calculate what members of each Impaired Class of Creditors or Equity Holders would receive if the Debtor were liquidated as part of a chapter 7 case, the Bankruptcy Court must first determine the aggregate dollar amount that would be available if the Debtor's Reorganization Case were to be converted to a chapter 7 case under the Bankruptcy Code and the Debtor's assets were to be liquidated by a chapter 7 trustee (the "Liquidation Value"). The Liquidation Value of the Debtor would consist of the net proceeds from the disposition of the assets of the Debtor, augmented by any Cash held by the Debtor. The Liquidation Value available to Creditors holding Unsecured Claims or to Equity Holders would then be reduced by, among other things, (i) the Claims of Secured Creditors to the extent of the value of their collateral, (ii) the costs, fees, and expenses of the liquidation, as well as other administrative expenses of the chapter 7 case, (iii) unpaid Administrative Claims of the case, including Claims of holders of Postpetition Senior Secured Notes and of certain Professional Persons and tax liabilities in respect of gain that might arise from the disposition of assets, and (iv) Priority Claims, including Priority Tax Claims.

Next the Bankruptcy Court will determine the amount of the Unsecured Claims that would be Allowed in the liquidation proceeding in order to determine the likely distribution on such Claims. The Debtor believes that the Bankruptcy Court would apply the rule of absolute priority of distributions under Bankruptcy Code sections 725 and 726. Under that rule, no junior Creditor or Equity Interest holder may receive any distribution until all senior Creditors or Equity Interests are paid in full. Finally, the Bankruptcy Court will compare the Cash distribution, if any, that each Creditor and Equity Interest holder would receive upon liquidation to the value of the distribution such Creditor or Equity Interest holder would receive under the Plan.

This Liquidation Analysis was prepared by certain of the Debtor's management and consultants. The Liquidation Analysis is based on a number of estimates and assumptions which are subject to significant uncertainties, including estimates and assumptions relating to potential recoveries for the sale of certain assets and the timing of such sales. While the Debtor believes that these estimates and assumptions are reasonable for the purpose of preparing a hypothetical chapter 7 liquidation analysis, there can be no assurance that such estimates and assumptions would be valid if the Debtor were, in fact, to be liquidated under chapter 7.

In addition, because any liquidation of the Debtor's Estate would necessarily take place in the future, the economic and business circumstances at the time of liquidation cannot be predicted with any certainty. Accordingly, while the Liquidation Analysis is presented with numeric specificity, the actual liquidation proceeds would likely vary from the amounts set forth below if the Debtor were in fact liquidated. Such proceeds could materially vary from the amounts set forth below and no representation or warranty can be or is being made with respect to the actual proceeds that could be received in a chapter 7 liquidation. The asset valuations underlying the liquidation values in the Liquidation Analysis have been prepared solely for the purpose of estimating the potential proceeds available for distribution in a chapter 7 liquidation of the Estate and do not represent values that may be appropriate for any other purpose.

Based on the analysis set forth hereinafter, the Debtor believes that a chapter 7 liquidation of the Debtor would result in no value being realized by General Unsecured Creditors or Equity Interest holders as compared to the proposed distributions under the Plan to them through Classes 3, 4, and 5. Consequently, the Debtor believes that the Plan, which provides for the continuation of the Debtor's business, will provide a substantially greater ultimate return to Creditors and Equity Interest holders in Impaired Classes that are entitled to vote on the Plan than such parties would receive in a chapter 7 liquidation. the Debtor, therefore, believes that the Plan satisfies the "best interests" test.

B. Liquidation Analysis and Accompanying Notes

CYTOMEDIX, INC.

LIQUIDATION ANALYSIS

($000)

I. LIQUIDATION VALUE (1)

5/31/02 Estimated Liquidation Value (unaudited)
Current Assets:	-
Cash and Cash Equivalents	$0
Accounts Receivable (2)	$0
Inventories	$0
Prepaid and Other Assets	$0
Total Current Assets	$0

Other Assets	-
Encumbered - Net of Secured Claims (4)	$0
Unencumbered (5)	$0

Total Other Assets	$0

TOTAL ASSETS	$0

II. APPLICATION OF PROCEEDS TO CLAIMS AND INTERESTS
	Projected Aggregate Claims (unaudited)	Available Proceeds	Percent Recovery in Liquidation
Trustee Fees (6)	$50	$0	0.0%
Administrative Claims (7)	$650	$0	0.0%
Priority Claims (7)	$126	$0	0.0%
Class 3 Unsecured Claims (8)	$3,000	$0	0.0%
All Equity Interests (8)	N/A	$0	0.0%

Notes to the Liquidation Analysis

(1) Timing and Nature of Liquidation Process: Under Bankruptcy Code section 704, a court appointed trustee must, among other duties, collect and convert the property of the debtor estate as expeditiously as is compatible with the best interests of the parties in interest. Accordingly, the Liquidation Analysis has been prepared assuming the Estate within ninety (90) days following conversion to a chapter 7 liquidation.

It is assumed in this Liquidation Analysis that the Debtor could not be sold as a going concern. This conclusion stems from several concerns. The Debtor does not believe that it would obtain adequate postpetition financing or obtain authorization to use "cash collateral" (as defined in Bankruptcy Code section 363) to fund continuing operations. Accordingly, it is assumed that the Liquidation Value of the Debtor's Estate will be realized from the individual sales of the Debtor's assets, and no value has been attributed to any intangible "going concern" assets.

A number of key factors are likely to adversely affect the estimated liquidation value of the Debtor's assets, including (i) the lack of leverage in negotiating the sale of assets in a relatively short period of time and (ii) the negative impact on potential buyers of the limited representations and warranties that a trustee will give in a chapter 7 liquidation.

(2) Accounts Receivable: It is assumed that the Debtor would recover nothing on its accounts receivable and that offsets would be asserted by the Debtor's customers equal to the total receivables outstanding for losses related to the Debtor's cessation of operations.

(3) Prepaid and Other Deposits: All deposits would be applied against payment of postpetition fees owing to certain of the Debtor's Professional Persons.

(4) Encumbered Assets: It is assumed that, upon conversion of the Reorganization Case to a chapter 7 liquidation, existing Secured Creditors would successfully move the Bankruptcy Court for an order under Bankruptcy Code section 362 lifting the automatic stay and allowing them to foreclose on the assets that secure their loans. Total Secured Claims, including Claims arising under the Postpetition Senior Secured Note and accrued interest and fees payable on the Secured Claims in Classes 1A, 1B, 1C, and 1D, is estimated at approximately $6 million. The following assumptions are additionally made:

(a) the Debtor's patents and intellectual property rights (the "Intellectual Property Assets") are the only significant assets that could be sold to generate value for Secured Creditors, all of whom hold a perfected security interest in these intangible assets;

(b) the proceeds from foreclosure of the Intellectual Property Assets will not exceed the amount of Secured Claims that encumber them;

(c) in lieu of selling the Debtor's Intellectual Property Assets for less than the total Claims secured by these assets, these Secured Creditors would credit bid their Secured Claims in foreclosure.

The Debtor believes that a chapter 7 liquidation of the Debtor would result in the total elimination of any value for General Unsecured Creditors and any Equity Interest holders. In reaching the conclusion that there is no residual value in the Debtor's Intellectual Property Assets after payment of the Claims secured by those assets, the Debtor notes that at the commencement of the Reorganization Case, the Debtor attempted to liquidate its Intellectual Property Assets in a sale pursuant to Bankruptcy Code section 363. A business broker retained prepetition by the Debtor mailed approximately 1,500 notices to potentially interested buyers, published an advertisement in the national edition of The Wall Street Journal offering the Debtor's assets for sale, and solicited offers to purchase the Debtor's assets from entities specifically targeted by Debtor's management as having a potential interest in buying the Debtor's assets. The Debtor has been informed by Persons involved in this sales effort that while a few entities responded seeking additional information, not a single offer to purchase the Debtor's assets was made.

Further complicating the realization of value from the Debtor's intellectual property assets in a chapter 7 liquidation are the rights of Mr. Charles Worden, Sr., to the Worden Patent. As a result of defaults claimed by Mr. Worden under his agreements with the Debtor, Mr. Worden claimed a reversionary ownership interest in the Worden-Related Patents and, on this basis, caused it to be issued in his name by the U.S. Patent & Trademark Office. When issued, the Worden Patent listed Mr. Worden, and not the Debtor, as the owner of the Worden Patent. The Debtor and Mr. Worden subsequently resolved their differences through execution of a letter of understanding, dated November 14, 2001, pursuant to which Mr. Worden assigned the Worden-Related Patents to the Debtor, subject to a condition subsequent reversionary interest during the Reorganization Case should certain projected events (such as confirmation of a plan of reorganization incorporating the terms of the letter of understanding) fail to materialize or should the Reorganization Case be converted to a chapter 7 liquidation. Given Mr. Worden's claimed reversionary rights in a chapter 7 liquidation, the Debtor believes that the realizable value of the Worden-Related Patents in liquidation would be substantially less than the value of these patents in the hands of the Reorganized Debtor.

The patents transferred by Curative in the Procuren Acquisition were ascribed a value by the Debtor of approximately $663,000 under purchase price accounting rules.

(5) Unencumbered Assets: None of the Debtor's assets are unencumbered.

(6) Trustee Fees: The Bankruptcy Code section 326 limits the allowed fees of a court appointed trustee to three percent (3%) of the net value which is yielded through the liquidation and distributed to creditors. It is assumed that no trustee's fees would be paid in liquidation because the Secured Creditors would simply credit bid in their Secured Claims in liquidation. It is anticipated that fees to the trustee and its professionals would be approximately $50,000.

(7) Administrative Expenses and Priority Claims: It is assumed that a total of $550,000 in Administrative Claims (primarily the Claims of all Professional Persons employed by the Debtor) will have accrued by the time the Reorganization Case were to be converted to a chapter 7 liquidation. It is also assumed that total Allowed Priority Claims (including Priority Tax Claims) will be approximately $126,000. In liquidation, it is not expected that any recoveries would be available for payment of these administrative expenses or priority claims.

(8) No Recoveries for General Unsecured Claims or Equity Interest Holders: There are no estimated distributions available in liquidation for holders of Class 3 General Unsecured Claims or holders of Equity Interests in Classes 4 through 7.

(9) No Recoveries Assumed for Avoidance Actions Against Holders of 12% Senior Notes: The Debtor has learned that some of the 12% Senior Notes were perfected with UCC-1 filings within the 90 days preceding the Petition Date, arguably giving rise to a right to avoid the security interests underlying these Claims as preferential transfers. The Debtor has reviewed the issue of the potential avoidability of these Claims with representatives of the 12% Senior Notes and 10% Junior Notes. The strongest arguments asserted against the avoidability of these Claims as preferences were (i) that the perfection of the security interests underlying these Claims occurred within 30 days following the Debtor's receipt of funds, thus providing contemporaneous value in exchange for the perfection of the security interest, and (ii) that because the proceeds of the 12% Senior Note offering went to pay off perfected secured claims under the 10% Junior Notes, the 12% Senior Note holders were subrogated into the lien rights of the 10% Junior Note holders who had been paid off. As it is the Debtor's view that the defenses of the 12% Senior Note holders would prevail in any such Avoidance Action, the Debtor does not ascribe any value to potential Avoidance Actions against the holders of 12% Senior Notes in a chapter 7 liquidation.